Exhibit 99.2

51-102F3 Material Change Report [F]
Published December 29, 2006
Effective December 29, 2006

Item 1 Name and Address of Company

Keegan Resources Corp.
1204 - 700 West Pender Street
Vancouver, B.C., V6C 1G8

Item 2 Date of Material Change

June 14, 2007

Item 3 News Release

The news release dated June 14, 2007 was disseminated through Canada Stockwatch and Market News under section 7.1 of National Instrument 51-102.

Item 4 Summary of Material Change

Please refer to attached news release.

Item 5 Full Description of Material Change

5.1 Full Description of Material Change

Please refer to attached news release

5.2 Disclosure for Restructuring Transactions

N/A

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7 Omitted Information

N/A

Item 8 Executive Officer

Dan McCoy, Ph.D., President & CEO

Item 9 Date of Report

June 14, 2007

PRESS RELEASE
TSX-V: KGN

KEEGAN RENEGOTIATES AND COMPLETES EARLY ACQUISTION OF FULL PRIVATE INTEREST IN ESAASE GOLD PROPERTY

Vancouver, June 14, 2007: Keegan Resources, Inc. (Keegan) is pleased to announce that Keegan has successfully renegotiated the original purchase agreement on the Esaase Gold Project to effect an immediate completion of the revised purchase agreement with vendor Sametro Co. In addition to the US$600,000 paid to complete Sametro's obligations to the Bonte Liquidation Committee, US$100,000 and 40,000 shares already issued to Sametro under the original option agreement, Keegan renegotiated the terms of the original agreement, whereby Keegan paid US$850,000 to an underlying creditor of Sametro and will issue an additional 40,000 Keegan shares to Sametro in exchange for the full private ownership of the Esaase Mining Lease. These terms are in lieu of the original agreement in which Keegan would have paid a remaining US$240,000 and 740,000 Keegan shares prior to commencement of production. The completion of this transaction now gives sole possession of the full mining lease to the Esaase Property to Keegan, approval of which has been signed by the Ghanaian Minister of Lands, Forests and Mines. The Ghanaian government retains a standard 10% carried interest and 3% NSR and the Bonte Liquidation Committee retains a 0.5% NSR. Keegan has already fulfilled all of its work commitment on the property as per the original option agreement.

Essase Project Update:

Keegan has completed over 28,000 meters of drilling including 33 exploration core holes, over 120 resource definition holes, 50 resource definition trenches and an extensive geophysical and soil program on the property to date. Resource definition drilling and trenching on 40-80 meter centers in the A-1 structure indicates continuous 20 to plus 100 meter intercepts averaging 1-2 grams per ton gold in mostly moderate dipping, near surface mineralized zones. The resource definition area (Main Zone) is now over 1100 meters by 200-600 meters with depths between 100-300 meters, still open along strike in both directions and along dip. Keegan is awaiting its first batch of representative samples from this area for preliminary metallurgical testing. In addition recently announced reconnaissance holes along strike on the A-1 structure from the Main Zone indicate continuous mineralization for over three kilometers. Keegan has also recently announced its first discovery hole in the B-1 zone, a parallel structure to the A-1 zone that is 1.5 km northwest. Drilling and trenching programs continue and additional results will be released when received.

Dan McCoy, president and CEO states: "The renegotiation of our agreement with the underlying party and the transfer of the Esaase Mining Lease to our name is a significant milestone to have achieved for the Esaase Project. The short time in which this was completed and the terms that were achieved serve to further illustrate Keegans commitment to the Esaase project and its steadfast commitment to preserving shareholder value."

About Keegan Resources Keegan is a junior gold company offering investors the opportunity to share ownership in the rapid exploration and development of high quality, pure gold assets. The Company owns title and the right to earn 90% of its flagship Esaase and Asumura gold projects located in Ghana, West Africa. Managed by highly skilled and successful board members and advisors, Keegan efficiently executes its project development plans and is well financed with no debt. Keegan is also strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighboring communities. Keegan trades on the TSX-VEN under the symbol KGN. More information about Keegan is available at www.keeganresources.com.

On Behalf of the Board

Dan McCoy, Ph.D.
President & CEO

For more information please visit the company website at
http://www.keeganresources.com or contact investor relations at
604-683-8193 or info@keeganresources.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.

This release includes certain statements that may be deemed forward-looking statements. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's filings that are available at www.sedar.com.